UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011

Commission File Number: 001-34947

Bitauto Holdings Limited
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing 100044
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited
By:	/s/ Bin Li
Name:	Bin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 1, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Bitauto’s agreement with Baidu and revised earnings outlook for the second quarter of 2011

3